

May 12, 2011

Jay M. Eastman, Ph.D.
Chief Executive Officer
Lucid, Inc.
2320 Brighton Henrietta Town Line Road
Rochester, NY 14623

> **Re:** **Lucid, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 15, 2011**
> **File No. 333-173555**

Dear Mr. Eastman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover

1.   We note the numerous blanks in your document related to information that would appear to be already known to you. As examples only, we note blanks related to exercise prices of warrants that were filed as exhibits and blanks related to the number of common shares underlying outstanding instruments. Please complete those blanks in the next amendment. Also, please:

- reconcile the omission of the identification of an underwriter from here with the entity identified in Exhibit 5.1; and

- clarify why there is a risk of "fully subscribing this offering," as noted on page 10, given the statement in Exhibit 5.1 regarding the entity that will underwrite this offering.

Please also note that we may have further comment regarding the nature and extent of due diligence performed in preparing this registration statement after we receive your response.

2.   We note that you "may" effect a reverse stock split. With a view toward disclosure, please tell us why you do not know whether you will effect that transaction.

Summary, page 1

3.   Please revise your disclosure in the first paragraph on page 2 to identify the experts who have established the clinical efficacy and diagnostic accuracy of your imagers and file their consent as an exhibit. Please refer to Rule 436(a). Please also file the consents of those to whom you refer in the disclosure under the caption "Industry."

4.   Currently, your summary includes an almost verbatim recital of disclosure in other parts of your document, such as on pages 39 and 49-51. In addition, your summary describes the attributes of your products and opportunity in your industry while including only a brief bulleted list of some of the risks and challenges you face. Please revise to highlight only the most significant aspects of your business and this offering, avoid repetitive disclosure and balance the positive aspects of your business and offering with equally prominent disclosure regarding your historical and expected financial condition and your historical and current operations. In this regard, please:

- revise to clarify the principal end markets and sources of revenue to date, including whether your products have been used for the purposes mentioned in the first two paragraphs. Also clarify what activities have been performed with your products. For example, has only research, rather than clinical diagnosis, been performed in academic medical centers and "other markets?" What do you mean by "routine daily use for patient management in certain medical institutions and medical practices"?

- Reconcile your disclosure here that you have sold only to academic medical centers and "other markets," with your disclosure on page 20 that you have sold to "hospitals, physicians and other healthcare providers."

- revise to clarify the nature and extent of your business activities to date and when you will begin leasing VivaScopes to dermatologists and licensing your VivaNet services to pathologists. Also, your disclosure on pages 41 and 62 imply that you have not yet generated revenues from your VivaNet system. If that is correct, please revise to state so directly.

5.   With a view toward disclosure in this section, please tell us why you are proceeding with this offering now. For example, if you are commencing with this offering to satisfy the

terms of your convertible debt instruments and other agreements, please state so directly. Also, with a view toward disclosure here, please tell us:

- about the nature and extent of any interest of your affiliates in the registration of this transaction. Such interest includes warrants that have exercise periods tied to the commencement of the offering, conversion or exercise discounts related to the price of this offering, and payments to be received from the proceeds of the offering, including increased salaries; and

- the terms of your existing and outstanding securities that relate to this offering, including applicable conversion/exercise ratios and periods and prices, and the number of common shares to be issued if a "qualified IPO" or similar transaction occurs. Include in any revised disclosure a clear description of the dilutive impact on investors in this offering.

Summary Financial Data, page 7

6.   We noted disclosures on page 5 that you expect to use a portion of the net cash proceeds of the offering to repay a substantial portion of your existing indebtedness, including but not limited to the payment in full of any amounts outstanding under your line of credit facility. We also noted you plan to convert debt to equity in connection with the offering. Please consider disclosing herein any material and factually supportable pro forma interest expense savings for fiscal 2010 and your 2011 interim period that would result from any such debt repayments and conversions assumed to have occurred at the beginning of 2010.

Risk Factors, page 9

7.   We noted disclosures on page 12 that the holders of your 2010/2011 Convertible Debt Offering are entitled to certain rights and damages in the event that you do not complete an initial public offering, or similar financing event per the terms of the agreement, by July 12, 2011 and are entitled to a cash liquidated damages equal to 1.5% of each purchaser's subscription amount per month until you complete an initial public offering or similar financing. Please provide us with your assessment of the actual or expected accounting and disclosure implications of the referenced possible damages.

After giving effect to the proceeds…, page 9

8.   Please reconcile your disclosure indicating that the offering is expected to fund operations for a period extending 36 months after closing with your disclosure on page 40 and in the final sentence on page 43.

Risk Factors, page 20

9.   We note that the territory for the sale and distribution of your products by Mavig Austria
        GmbH pursuant to the Joint Venture Agreement and Supply Agreement filed as Exhibits
        10.5 and 10.6 includes Syria, which is identified by the State Department as a state
        sponsor of terrorism and is subject to U.S. economic sanctions and export controls.
        Please describe to us the nature and extent of your past, current, and anticipated contacts
        with Syria, whether through affiliates, distributors, resellers, subsidiaries, or other direct
        or indirect arrangements. Your response should describe any services or products you
        have provided to Syria and any agreements, commercial arrangements, or other contacts
        you have had with the government of Syria, or entities controlled by the government of
        Syria.

10.   Please discuss the materiality of any contacts with Syria you describe in response to the
        foregoing comment, and whether those contacts constitute a material investment risk for
        your security holders. You should address materiality in quantitative terms, including, in
        addition to the revenue figures in your disclosure, the approximate dollar amounts of any
        associated assets and liabilities for the last three fiscal years and the subsequent interim
        period. Also, address materiality in terms of qualitative factors that a reasonable investor
        would deem important in making an investment decision, including the potential impact
        of corporate activities upon a company's reputation and share value. Various state and
        municipal governments, universities, and other investors have proposed or adopted
        divestment or similar initiatives regarding investment in companies that do business with
        U.S.-designated state sponsors of terrorism. Your materiality analysis should address the
        potential impact of the investor sentiment evidenced by such actions directed toward
        companies that have operations associated with Syria.

11.   We refer to your disclosures concerning reimbursement on pages 52, 55, 56, 63 and 71. It
        appears this risk factor addresses only risks after a positive coverage decision is reached.
        Please revise to disclose under a separate, appropriately captioned risk factor any material
        risk relating to not receiving positive coverage decisions, that reimbursement decisions
        could be delayed, and/or that reimbursement amounts could be insufficient to lead to
        physician adoption of your products and services. Please also revise your Summary, as
        appropriate, to highlight uncertainty concerning reimbursement and how it will impact
        your efforts to enter routine clinical markets, including whether products made by your
        competition are currently subject to favorable coverage decisions.

Use of Proceeds, page 33

12.   Please revise to disclose the approximate amount intended to be used for each disclosed
        purpose and whether the amounts of the intended use are sufficient. Please refer to Item
        504 of Regulation S-K.

Capitalization Table, page 35

13.   Please remove your line item for cash since this is not part of your capitalization.

Management's Discussion and Analysis . . ., page 39

Years ended December 31, 2010 and 2009, page 43

Product sales, page 41

14.   We noted your discussion that your increase in revenues was primarily attributable to your increased sales through your European distributor, increased direct sales to Australia during 2010, as well as new sales related to your new VS3000 unit. Please revise this section of the filing to discuss the underlying reasons for the increase in sales through your European distributor and sales in Australia. In addition, please quantify the amount of revenues related to your new product in 2010 to further investors understanding the increase during the period and of comparable increases between periods. Refer to Item 303(a)(3) of Regulation S-K.

15.   Expand to clarify the nature of the decreased material costs that resulted in the disclosed reduction in cost of revenue.

Liquidity and Capital Resources, page 42

16.   We note your disclosure on page 34 that you are subject to covenants in debt arrangements. Please revise the filing to define, in greater detail, the financial and other covenants that you are required to maintain under your loans and notes payable agreements.

17.   We see your disclosure on page F-18 that the remaining balance on two promissory notes remains outstanding and are currently in default. Please revise herein to discuss the known or expected implications of this default on your liquidity, capital resources and results of operations. Also, clearly indicate whether debt in default is presented as a current liability in your balance sheets. If any such debt is not presented as a current liability, revise the filing to disclose the reasons why this is the case.

18.   Please discuss the material terms applicable to your outstanding accounts payable and accounts receivable and the resulting impact on your liquidity.

Credit Facilities, page 43

19.   Please revise to disclose all material limitations on your ability to borrow funds under the credit facility, including the initial credit limit provided in Exhibit 10.11 and the requirements for you to obtain additional borrowings under that agreement. Please also

revise to identify the guarantors you mention, describe the nature of the guarantees and file the related agreements as exhibits.

2009 Convertible Debt Offering, page 43

20.   Please tell us which provision of which exhibit provides for the automatic conversion of these notes. Please also tell us how your disclosure accounts for the rate at which such conversion will occur, as described in Section 4 of Exhibit 4.12.

2010/2011 Convertible Debt Offering, page 43

21.   Please quantify:

- the amount of each debt instrument outstanding;

- the amount to remain outstanding after this offering;

- the number of shares to be issued in connection with any conversion; and

- the number of shares you are obligated to issue upon exercise of the warrants related to the debt instruments.

Also tell us your intentions about proceeding with this offering if you do not believe the transaction will satisfy each applicable condition relating to the size of the offering. If you intend to proceed regardless of whether those conditions are met, please revise to clearly describe what will occur with respect to your outstanding debt and equity instruments.

22.   Section 3.1 of Exhibit 4.14 indicates that the $10 million figure disclosed here includes principal and interest converted under any outstanding debt obligation. If so, please revise for clarity.

Industry, page 50

23.   Please tell us whether all industry data you cite throughout the document is publicly available. Also tell us whether:

- you commissioned any of the industry reports;

- any of the industry reports were prepared for use in your registration statement; and

- you are affiliated with the sources of any of the industry reports.

Please also tell us how you determined that the data you disclose is the most recent available.

Strategy, page 51

24.   Refer to the second and third bullets where you refer to reimbursement that "should be" available, a CPT code that "appears" to exist and a CPT code that "may be sufficient." Please clarify why you are uncertain regarding these matters and the degree of uncertainty. Also clarify when after this offering you intend to apply to the AMA for a new CPT code.

Clinical Studies…, page 59

25.   We refer to your disclosure at the bottom of page 59. With a view to disclosure, please provide support for describing the studies as independent, the dates the studies were conducted and whether any more recent data is available. In this regard, please tell us what financial support you provided to the authors and whether you are affiliated with any of authors or participants in the studies you reference. Also tell us the objective criteria you used to determine the individuals you mention are "leading melanoma experts" and other "experts".

26.   Based on the disclosure in the second paragraph of page 60, it appears that the Farmer study was published in 1996. With a view to revised disclosure, please tell us how you concluded that the study results, which were published fifteen years ago, reflect the "accuracy of today's standard of care." Have there been advances in the biopsy followed by pathologic examination process or other factors that would explain the improved outcomes that you claim? Please also tell us what steps you have taken to determine whether the data you mention here represents the most recent available. We may have further comment after reviewing your response.

27.   Notes 1-3 appear in the table on page 59 but do not appear after it. Please revise or advise.

28.   We note your disclosure in the final sentence of the fifth paragraph on page 60. With a view toward disclosure, please tell us whether the individuals who formed the ICMWG are affiliated with you and whether you provide financial support to the organization.

Our Sales Process, page 60

29.   We note your disclosure on page 18 indicating that your top three distributors accounted for 74% of product sales in fiscal 2010. To the extent that you derive, or expect to derive, material revenues from any distribution arrangement, please revise to disclose the material terms of the arrangement, including the identity of the distributor.

30.   We refer to your disclosure in the second full paragraph on page 61:

- Please revise to disclose when you plan to begin leasing your imagers to dermatologists, and the impact, if any, on existing product sales and distribution relationships. Please identify all material markets where you plan to employ this model. Given your continued disclosure regarding generating "sales" revenue through distributors or directly, it is unclear whether the leasing model you mention will be the exclusive way you intend to generate revenues; and

- Please also clarify whether you intend to continue to attempt generate revenues in the markets in which you historically sold your products, in addition to your attempts to sell into the clinical practice area. For example, do you plan to continue selling or leasing directly or through distributors to academic centers or "other markets?"

Other Potential Clinical Applications, page 63

31.   Please clarify the stage of development of each of the additional applications noted here, including the status of any required regulatory approvals.

Scientific Advisory Board, page 64

32.   Please revise to identify the individual who has agreed to serve as Chair of the Scientific Advisory Board. Also tell us, with a view toward disclosure, the objective criteria applied to determine his status as an internationally recognized expert and the prestige of the programs you mention. Also tell us whether others in the field are also internationally recognized experts and heads of prestigious programs under those criteria.

Competition, page 64

33.   Please discuss how you compete relative to the systems you note, clarifying which systems mentioned here are "widely accepted in the medical community and have a long history of use," as noted on page 17.

Regulation, page 68

34.   The fourth paragraph indicates that you are not conducting and will not conduct any clinical trials, contrary to the reference on page 25 to ongoing clinical trials. Please reconcile.

 FDA Regulation of Medical Devices, page 68

35.   Please revise to disclose any "Indications for Use" that apply to your product clearances.

Reimbursement, page 71

36.   Please revise your disclosure in the fifth paragraph on page 71 to identify counsel who analyzed coverage and applicability of existing reimbursement codes and file their consent as an exhibit. Please refer to Rule 436(a). Also revise to clarify what you mean by a "substantial portion."

Management, page 73

37.   Please revise your disclosure concerning the background of each director to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure. Please refer to Regulation S-K, Item 401(e). Also revise to disclose the period during which Mr. Shea served as Acting Chief Financial Officer.

Board of Directors Composition, page 76

38.   Clarify whether the arrangement mentioned in the last paragraph will terminate following completion of this offering.

Audit Committee, page 77

39.   Please revise to explain why Ms. Catarisano will need to rely on the phase-in period to satisfy the Nasdaq independence standards for audit committee members. Please also disclose the length of the phase-in period, the date on which you currently expect that she will satisfy the applicable independence criteria and consequences for any non-compliance.

Role of the Board of Directors, page 79

40.   Please revise to disclose whether the board of directors approved executive compensation decisions in fiscal 2010. Also, for each component of compensation, revise to disclose the recommendations of the compensation consultant and whether those recommendations were adopted without change, or explain how they differed.

Base Salary, page 79

41.   Please reconcile your disclosure here and on page 85 regarding the reasons for the base salary increases. Also clarify the nature and source of the data to which you refer and how the salary increases relate to such data, identifying the companies used for comparative purposes and describing how the companies were selected. Also, if the amount of salary you pay deviates from the targeted midpoint, please explain the reason for the difference.

Long-term Incentives, page 80

42.   Your disclosure under this and the preceding heading implies that the recommendation of
        your compensation consultant was not the only factor considered. Please revise to clarify
        the other material factors that were considered.

Director Compensation, page 84

43.   Please revise the paragraph before the table to disclose the amount of the annual equity
        grant. Please also reconcile the aggregate number in footnote 2 with the number under
        (c) on page II-3.

Employment Agreements, page 84

44.   Please disclose in tabular form the payments to be made under each of the scenarios
        presented in this section.

Related Party Transactions, page 85

45.   Please revise your related party transaction disclosure to include all applicable related
        party transactions with Mr. Eastman and Mr. Shea, including those disclosed in the final
        two paragraphs on page F-14 and only full paragraph on page F-15, and the conversion of
        related party debt mentioned on page F-4. Ensure that your revised disclosure fully
        explains the nature and extent of their interest in the transactions you disclose, such as the
        number of shares Mr. Shea acquired in November 2010. Please also file as exhibits the
        agreements underlying all related-party transactions.

46.   Please revise to highlight here each related party's interest in the registration of this
        offering, including the interests that relate to completion of this offering, such as warrants
        with an exercise period and price tied to the price of an initial public offering, the terms
        of the 2009 and 2010/2011 convertible debt as those terms relate to the conversion of
        such instruments and the deadline by which you must complete the offering and the
        conversion of preferred stock and any payments or shares they will receive and warrants
        that will be exercisable. Ensure your disclosure explains the conditions applicable to
        triggering what the affiliates will receive, including any different conditions.

47.   If your affiliates participated in the 2009 and 2010/2011 convertible debt offerings or
        exchanged or converted debt acquired in those offerings, please revise to disclose the
        information required by Item 404 of Regulation S-K with respect to those transactions.
        Please also revise to disclose the information required by that item with respect to the last
        transaction mentioned on page II-3.

Principal Stockholders, page 87

48.   Please revise footnote 16 to identify the natural persons with voting and dispositive
control over the securities.

49.   Please reconcile your disclosure in note 4 and on page 83. Also reconcile your disclosure
in note 6 and on page 84.

Preferred Stock, page 89

50.   Clarify when you will seek the shareholder approval you mention. Also clarify the nature
of the "equitable adjustment."

Warrants, page 93

51.   If the exercise prices and periods and other material terms are tied to or otherwise relate
to this offering, please revise to clarify that relationship.

Piggy-back Registration, page 93

52.   Please revise to disclose when you intend to seek the referenced waiver. Also, please tell
us the documents you filed as exhibits that describe the registration rights related to the
securities other than those issued in the 2010/2011 convertible debt financing, and revise
to disclose the specific nature of those rights.

Underwriting, page 96

53.   Please disclose the information required by Regulation S-K Item 505.

Commissions and Expenses, page 96

54.   Refer to the last sentence of this section. Clarify how you advanced funds to an entity
that is not yet identified.

Experts, page 101

55.   Reconcile the reference to counsel here with the last sentence of Exhibit 5.1.

Financial Statements, page F-1

56.   Consideration should be given on an ongoing basis to the updating requirements of Rule
8-08 of Regulation S-X. An updated accountant's consent should also be included with
any amendment to the filing.

Notes to Consolidated Financial Statements, page F-6

Note 3. Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-7

57. We note from your disclosure on page 18 approximately 74% of your product sales were generated through your top three distributors. Please tell us more about the primary terms of your arrangements with your distributors, including payment, price protection, exchange, contractual allowances and other significant terms. We note that sales are generally recognized upon shipment. Please tell us and revise the filing to describe those circumstances when revenue would be recognized at a different point in the sales process.

58. We noted your disclosure that you have sold approximately 300 VivaScope imaging devices, but we also noted your discussion in the "Our Business" section on page 1 regarding your 'system' which includes the VivaScope imaging device and the VivaNet telepathology server. Please respond to the following matters and revise the disclosures in your filing as appropriate in response thereto:

- Please clarify for us what your sales to date include, whether it is the VivaScope imaging device only or both the VivaScope imaging device and the VivaNet telepathology server.

- Please clarify for us what the VivaNet telepathology system includes and tell us if it includes proprietary software. If so, tell us how you considered the impact of software imbedded in your products or sold separately on your revenue recognition policies.

- For those VivaScope imaging devices that you have sold, please clarify for us if the customer obtains their own pathologist to review the images or if you currently provide that service. Tell us if you have any obligation to the customer that purchases only the VivaScope with regards to the images that are taken and need to be interpreted.

- We note your discussion on page 46 that an increase in VivaNet reading and imaging site installations during the last half of the year was an important milestone. Please tell us who operates these imaging sites and how you account for any related services provided at these sites.

59. We note your discussion on page 42 that sales and marketing expenses include reader training courses. In addition, we note your disclosure on page 61 that your clinical support staff provides direct training in the operation of your VivaScopes to physicians, the first step of which usually occurs on installation, which is followed by one or two additional days of training. Please tell us more about the training courses that you

provide. Tell us if they are provided in conjunction with your sales, and if so, tell us your consideration of the impact of the training on your revenue recognition.

60.   We see your disclosure that licensing fees are being recognized as earned. Please revise to more fully explain the terms of your license arrangements and explain how you determined what period the fees are earned.

Note 4. Inventories, page F-13

61.   We note that you have approximately $41,000 of offsite demo equipment. Please address the following:

*   The nature of the demonstration equipment and your accounting policies related to the systems;

*   The contractual terms through which you loan the systems, including the typical term of the loan, any associated requirements that the borrower purchase any services and

*   Tell us and revise the filing to disclose whether you record depreciation expense for the demo equipment and why you believe the classification of the equipment as inventory is appropriate.

Note 5. Property and Equipment, page F-13

62.   Please tell us and revise the filing to disclose the reason for the significant decrease in gross machinery and equipment balances during fiscal 2010. If the decrease was related to an impairment of equipment, revise the filing to discuss your related accounting and valuation methodologies.

Note 9. Debt, page F-16

63.   We note your disclosure on page F-17 and again on page F-18 that effective January 1, 2009 you adopted accounting guidance related to determining whether an instrument is indexed to an entity's own stock and this resulted in a reclassification of $18,014 and $328,928 from additional paid in capital, respectively, to a liability. It is unclear from your disclosures, however, which warrants were reclassified from equity to a liability and why certain instruments no longer met the requirements of equity classification while others did. Please revise this note to provide the information requested.

64.   We see that your convertible promissory notes are automatically convertible into common stock upon the consummation of an underwritten initial public offering of at least $10 million. It appears that if your offering does not raise at least $10 million your debt may not be converted to equity. Please tell us why you believe your pro forma

adjustments presented elsewhere in the filing for this conversion are considered factually supportable.

Note 14. Equity, page F-23

65.   Please provide us with a schedule for your stock options showing in chronological order, the date of grant, number of options granted, exercise price and the fair value of the underlying shares of common stock for the options issued within the year preceding your latest balance sheet date. Please indicate the compensation recorded for each of these issuances and reconcile to the amounts recorded in the financial statements. Please tell us the objective evidence and analysis which supports your determination of the fair value at each grant date. Discuss the nature of any events which occurred between the dates the options were granted and the date the registration statement was filed. In addition, provide details of estimated pricing information from the underwriters and indicate whether this was considered in determining estimated fair value of the stock and options issued.

Note 16. Non-Productive Revenue, page F-28

66.   Please revise to further clarify for investors the nature of the technology a distributor licensed. Explain if you have identified any related party issues regarding the licensing agreement and sales to the distributor and if this license agreement has any impact on sales to this distributor.

Note 19. Related Parties, page F-28

67.   We note your disclosure that a shareholder placed funds on deposit with one of your lenders and in consideration you recognize $100,000 in fees per quarter to be paid after an initial public offering or to be converted into common stock at a discount of 30% from the initial public offering price. We see that you have $191,000 accrued for this liability at December 31, 2010, but it is unclear from your disclosure how you determined the liability. Please revise to explain how you determined the referenced liability, when the funds were placed on deposit as well as the amount that was placed on deposit in light of the fact that that amount may have to be repaid if you do not complete the public offering before July 9, 2011.

Recent Sales of Unregistered Securities, page II-2

68.   Regarding your disclosure here:

 • Please reconcile the issuances disclosed in sections (e) and (f) with your statement of stockholders' deficit on page F-4. Also briefly describe for each transaction the facts relied upon to support the claimed exemption;

- Refer to the transactions described in paragraph (b). For each transaction mentioned in the bullets, describe the nature of the services rendered and debt owed;

- Expand your disclosure in the first two paragraphs under paragraph (d) to clarify the terms of the original convertible debt offerings you mention, including the amount of consideration received. Also expand to disclose the number of participants in each of the transactions, including the exchange mentioned in the last paragraph; and

- Clarify how the warrant mentioned at the top of page II-4 was "modified."

Item 17. Undertakings, page II-4

69.   Please include the undertaking required by Item 512(f) of Regulation S-K.

Exhibits

70.   Please file as exhibits:

- Each of the "key" distribution agreements mentioned on page 18 and the European distribution agreement mentioned on page 61. We note that Exhibit 10.9 is merely a "form" of that agreement;

- the agreements mentioned in the last risk factor on page 27;

- the lock-up agreements mentioned on page 32;

- the July 28, 2010 private placement memorandum mentioned in Exhibit 4.17;

- the lease mentioned on page 72; and

- the employment agreements for each of your affiliates, not merely a "form" agreement.

71.   Please tell us about the obligations relating to Exhibits 4.5-4.7. Include in your response to what "Royalty Agreement" and "Asset Purchase Agreement" and "contingent consideration" those agreements refer. Also tell us about the obligations relating to Exhibits 4.9-4.11. Given that these documents are "form" agreements, it is unclear to what transactions and securities these documents relate.

72.   Please tell us where you disclose the "issuance cut-off date," as defined in Exhibit 4.13, and the impact failing to meet that date has on the warrants issued in the 2010/2011 convertible debt offering.

73.   Please file complete and final, executed documents as exhibits. We note that:

- Exhibit 4.4 is unsigned; and

- Exhibit 10.6 is unsigned and omits Schedule 2.

Also, it appears that sections of Exh0ibit 4.8 are redacted. Please file the agreement in its entirety or advise us as to whether you are requesting confidential treatment for these items.

74. We refer to the statement in the fourth paragraph of Exhibit 5.1 that counsel has assumed that truth of all facts recited in all relevant documents. Please have counsel to revise to identify the relevant documents or have counsel revise its opinion to remove the assumption.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (via fax):   Thomas E. Willett, Esq. – Harris Beach PLLC